TALISMAN ENERGY

THIRD QUARTER CONFERENCE CALL AND WEBCAST

CALGARY, Alberta (October 22, 2013) – Talisman Energy will release its third quarter 2013 results on Wednesday, November 6, 2013, before markets open. A conference call and webcast for investors, analysts and media will be held at 8:30 a.m.MT (10:30 a.m. ET) to discuss results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management.

To participate in the conference call, please contact the operator 10 minutes prior to the meeting.

Dial in numbers:
1-800-766-6630 (North America)
416-340-8530 (Toronto & International)

A live audio webcast of the conference call will be available on Talisman’s website (www.talisman-energy.com). Alternatively, visit: http://www.gowebcasting.com/4862

Talisman’s third quarter analyst note is available on the website; it provides an overview of the previous quarters’ results and a compilation of relevant public information.
 http://www.talisman-energy.com/upload/media_element/485/02/3q-2013-analyst-note.pdf

Call replay

A replay of the conference call will be available at approximately 4:30 p.m. MT (6:30 p.m. ET) on Wednesday, November 6, 2013 until 9:59 p.m. MT (11:59 p.m. ET) Wednesday, November 13, 2013. To access the replay:

1-800-408-3053 (North America) passcode 6077008 or
905-694-9451 (Toronto & International) passcode 6077008

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries                                                                                    Shareholder and Investor Inquiries
Phoebe Buckland, Mnager                                                                                       Lyle McLeod, Vice-President
External Communications                                                                                          Investor Relations
Phone:          403-237-1657  Fax: 403-237-1210                                                          Phone:                      403- 767-5732 Fax: 403-237-1902
Email:           tlm@talisman-energy.com                                                                     Email:            tlm@talisman-energy.com

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